UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

John N. Spinney, Jr

Bracebridge Capital, LLC

888 Boylston Street, Suite 1500

Boston, MA 02199

(617) 497-3500

with copies to:

Sam Badawi

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	Page 2 of 9

(1)	Names of reporting persons FFI Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 62,030(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 62,030(1)

(11)	Aggregate amount beneficially owned by each reporting person 62,030(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3%(2)
(14)	Type of reporting person (see instructions) OO

(1)

Includes (i) 5,133 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 56,897 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 56,897 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 3 of 9

(1)	Names of reporting persons FYI Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 10,608 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 10,608 (1)

(11)	Aggregate amount beneficially owned by each reporting person 10,608 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.05%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 877 Ordinary Shares and (ii) 9,731 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 9,731 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 4 of 9

(1)	Names of reporting persons Olifant Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 8,976(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 8,976(1)

(11)	Aggregate amount beneficially owned by each reporting person 8,976(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.04%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 742 Ordinary Shares and (ii) 8,234 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 8,234 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 5 of 9

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 81,614(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 81,614(1)

(11)	Aggregate amount beneficially owned by each reporting person 81,614(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.4%(2)
(14)	Type of reporting person (see instructions) IA

(1)	Includes (i) 6,752 Ordinary Shares and (ii) 74,862 Ordinary Shares issuable upon the exercise of the Warrants.
(2)

Based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4, plus (iii) 74,862 Ordinary Shares issuable upon the exercise of the Warrants.

CUSIP No. G73268149	Page 6 of 9

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 15, 2022 (the “Original Schedule 13D”) and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on December 5, 2022, the Reporting Persons entered into a transaction support agreement with the Issuer and the other Consenting Noteholders (the “Original TSA”). The Transaction Support Agreement was amended and restated on January 9, 2023 (the “A&R TSA”) to update and modify certain steps effectuating the transactions pursuant to which the Issuer will undergo a comprehensive restructuring of its balance sheet (collectively, the “Transactions”) remove references to the potential creditor schemes of arrangement in England, enhance the diligence available for the benefit of the consenting noteholders, provide for automatic termination (rather than termination only after receipt of written notice) upon certain events, and reduce the threshold of approval necessary to extend certain milestones set forth in the A&R TSA. The A&R TSA is otherwise substantially the same as the Original TSA.

In accordance with the terms of the A&R TSA, on January 9, 2023, FFI Fund Ltd., FYI Ltd., and Olifant Fund, Ltd. entered into an omnibus transaction agreement (together with all exhibits, annexes and schedules thereto, the “Omnibus Transaction Agreement”) with (i) Quotient Holdings Newco, LP (“Newco”), (ii) Quotient Holdings Finance Company Limited (“Finance Co”), (iii) Quotient Holdings Merger Company Limited (“Merger Co”), (iv) the Issuer and (v) the other holders of the Convertible Notes. Pursuant to the Omnibus Transaction Agreement, on January 9, 2023 the Issuer issued additional Convertible Notes to FFI Fund Ltd., FYI Ltd., and Olifant Fund, Ltd. with an aggregate principal amount of $237,500.00 in satisfaction of accrued interest on the Convertible Notes that was due and payable on November 15, 2022, and FFI Fund Ltd., FYI Ltd., and Olifant Fund, Ltd. collectively transferred $237,500.00 of Convertible Notes, and other holders of Convertible Notes transferred an aggregate of $2,256,250.00 Convertible Notes to Newco, in each case, in exchange for equity purchase rights of Newco. The Omnibus Transaction Agreement also provided that certain Convertible Notes were then transferred from NewCo to Finance Co. in exchange for equity of Finance Co., from Finance Co. to Merger Co in exchange for equity of Merger Co. and then from Finance Co. and Merger Co. to the Issuer in exchange for preferred stock of the Issuer.

On January 10, 2023, in accordance with the A&R TSA, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023 the Bankruptcy Court confirmed the Issuer’s plan of reorganization (the “Bankruptcy Plan”) and on February 16, 2023, and in accordance with the terms of the Bankruptcy Plan, the Issuer, Newco, Finance Co., Quotient Holdings GP, LLC, a Delaware limited liability company and the general partner of Newco (the “GP”), Merger Co, each direct and indirect subsidiary of the Issuer and the Consenting Noteholders entered into a Master Transaction Agreement (the “Master Transaction Agreement”), and the Issuer, Newco and Finance Co entered into a Business and Asset Transfer Agreement (the “BTA”), and the Issuer effected the transactions contemplated by the Master Transaction Agreement and the BTA, emerged from bankruptcy protection, and the Bankruptcy Plan went effective.

CUSIP No. G73268149	Page 7 of 9

Pursuant to the A&R TSA, Bankruptcy Plan, the Master Transaction Agreement and the BTA, on February 16, 2023, a series of transactions occurred which resulted in the Convertible Notes and Senior Secured Notes being extinguished, the Issuer issuing 13,020,000 Ordinary Shares to Finance Co and 4,000,000 Ordinary Shares to Merger Co, resulting in Newco indirectly owning approximately 81% of the outstanding Common Shares of the Issuer, and all of the subsidiaries of the Issuer becoming indirect wholly-owned subsidiaries of Newco. The limited partnership interests in Newco are held by certain of the Consenting Noteholders. The A&R TSA, Bankruptcy Plan, and Master Transaction Agreement further provide that as soon as practicable following the effective date, the Issuer, Finance Co. and Merger Co will enter into a merger agreement that will result in the Issuer becoming a wholly-owned indirect subsidiary of Newco (the “Merger”). The Master Transaction Agreement provides that the parties thereto will cooperate as reasonably necessary or desirable to consummate the Merger as soon as possible. Upon completion of the Merger, the Issuer is expected to terminate the registration of its equity securities under the Securities Exchange Act of 1934, as amended.

FFI Fund Ltd., FYI Ltd., Olifant Fund, Ltd., and Bracebridge Capital, LLC do not have the ability, directly or indirectly, to direct the voting or disposition of Ordinary Shares held by Newco.

Following the consummation of the transactions that occurred on February 16, 2023, any “group” that may be deemed to have existed between the Reporting Persons and other Consenting Noteholders has been terminated.

The foregoing descriptions of the A&R TSA, the Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R TSA (including the exhibits thereto), Omnibus Transaction Agreement, the Master Transaction Agreement and the BTA, copies of which are attached hereto as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4. Each of the Reporting Persons has the power to vote and dispose of the Ordinary Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Ordinary Shares not owned directly by it except to the extent of any pecuniary interest therein. Bracebridge, as the investment manager of each of the Bracebridge Funds, has the authority to vote and dispose of all of the Ordinary Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Ordinary Shares not owned directly by it except to the extent of its pecuniary interest therein.

(c) Except than as described in Item 4, the Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

CUSIP No. G73268149	Page 8 of 9

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) February 16, 2023.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.3	Transaction Support Agreement, as amended and restated (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.4	Omnibus Transaction Agreement (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.5 Exhibit 99.6	Master Transaction Agreement Business and Asset Transfer Agreement

CUSIP No. G73268149	Page 9 of 9

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: February 22, 2023

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name: John N. Spinney, Jr.
Title: Authorized Signatory

FFI FUND LTD.

By:	/s/ John N. Spinney, Jr.
Name: John N. Spinney, Jr.
Title: Authorized Signatory

FYI LTD.

By:	/s/ John N. Spinney, Jr.
Name: John N. Spinney, Jr.
Title: Authorized Signatory

OLIFANT FUND, LTD.

By:	/s/ John N. Spinney, Jr.
Name: John N. Spinney, Jr.
Title: Authorized Signatory